Exhibit 99.1

Ad hoc Release

Publication of inside information pursuant to Article 17 MAR

Biofrontera AG: Biofrontera Inc. announces USD 15 million private placement

Leverkusen, Germany, November 29, 2021 - Biofrontera AG announces that its US subsidiary Biofrontera Inc. has entered into a private placement in the amount of USD 15 million (gross proceeds).

Biofrontera Inc. will issue 2,875,143 common shares (Nasdaq: BFRI) and warrants to an institutional investor. The combined purchase price for one common share (or common share equivalent) with warrant is USD 5.25, priced at-the-market under Nasdaq rules. The warrants have an exercise price of USD 5.25 per share, will be immediately exercisable, and will expire five years from the issuance date.

The private placement is expected to close on or about December 1, 2021, subject to the satisfaction of customary closing conditions.

Following a successful private placement, Biofrontera AG will hold approximately 52% shares in Biofrontera Inc.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact:

Biofrontera AG

Tel: +49 (0214) 87 63 2 0, Fax: +49 (0214) 87 63 290

Email: ir@biofrontera.com

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Ad hoc Release

Forward-Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering.

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the annual report on Form 20-F filed with the SEC, including Item 3.D. “Key Information - Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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